EXHIBIT 99.2

CONSENT OF KEITH LASKOWSKI

I, Keith Laskowski, MSc., Vice President Technical Services for Sandstorm Gold Ltd., consent to the use of and reference to my name as an expert or “qualified person” , and the inclusion and incorporation by reference in the registration statement on Form F-10 (File No. 333-237619) of Sandstorm Gold Ltd. and any amendments or supplements thereto (the “Registration Statement”), of all the information relating to the technical disclosure contained in the press release dated the same date hereof that is of a scientific or technical nature and all other references to such information included or incorporated by reference in the Registration Statement.

Date: December 17, 2021

/s/ Keith Laskowski
Name:	Keith Laskowski, MSc.
Title:	Vice President Technical Services for
Sandstorm Gold Ltd.